UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

____________________

Global Clean Energy Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

378989206
(CUSIP Number)

ExxonMobil Renewables LLC
22777 Springwoods Village Parkway
Spring, TX 77389
with copies to: Louis Goldberg Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2022
(Date of Event Which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 378989206	SCHEDULE 13D/A	Page 1 of 5

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ExxonMobil Renewables LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,020,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,020,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,020,366 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of (a) a warrant exercisable for 13,530,723 shares of common stock (“Common Stock”) of Global Clean Energy Holdings, Inc. (the “Issuer”), at an exercise price of $2.25 per share, exercisable immediately and (b) a warrant exercisable for 2,489,643 shares of Common Stock of the Issuer, at an exercise price of $2.25 per share, exercisable immediately.

(2)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 42,273,933 shares of Common Stock issued and outstanding as of May 13, 2022, as reported on the Annual Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 16, 2022 (the “Form 10-Q”).

CUSIP No. 378989206	SCHEDULE 13D/A	Page 2 of 5
1	NAME OF REPORTING PERSON Exxon Mobil Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,520,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,520,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,520,366 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8% (2)
14	TYPE OF REPORTING PERSON CO
(1)	In its capacity as indirect beneficial owner of (a) a warrant exercisable for 13,530,723 shares of Common Stock of the Issuer, directly owned by ExxonMobil Renewables LLC, a wholly-owned subsidiary of Exxon Mobil Corporation, with an exercise price of $2.25 per share, exercisable immediately, (b) a warrant exercisable for 2,489,643 shares of Common Stock of the Issuer, directly owned by ExxonMobil Renewables LLC, a wholly-owned subsidiary of Exxon Mobil Corporation, with at an exercise price of $2.25 per share, exercisable immediately and (c) a warrant exercisable for 6,500,000 shares of Common Stock, directly owned by ExxonMobil Renewables LLC, with an exercise price of $2.25 per share, exercisable upon the earlier of (i) the date on which ExxonMobil Oil Corporation, another wholly-owned subsidiary of Exxon Mobil Corporation, extends the term of its Product Off-Take Agreement, dated effective April 10, 2019 (as amended), entered into between a subsidiary of the Issuer and ExxonMobil Oil Corporation, and (ii) a change of control or sale of the Issuer, or the dissolution of the Issuer. The 6,500,000 shares of Common Stock underlying such warrant are only deemed beneficially owned by Exxon Mobil Corporation, and not ExxonMobil Renewables LLC, because only Exxon Mobil Corporation, as the sole member of ExxonMobil Renewables LLC, has the power to control the exercisability of such warrant at its option.

(2)	All calculations herein of the percentage of Common Stock beneficially owned are based on a total of 42,273,933 shares of Common Stock issued and outstanding as of May 16, 2022, as reported on the Form 10-Q.

CUSIP No. 378989206	SCHEDULE 13D/A	Page 3 of 5

Introduction

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on April 29, 2022 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Schedule 13D relates to the shares of common stock (“Common Stock”) of Global Clean Energy Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal executive office is 2790 Skypark Drive, Suite 105, Torrance, CA 90505.

Item 3. Source and Amount of Funds or Other Consideration.

The following new paragraph is hereby added at the end of Item 3:

The information in Item 6 on the Tranche III Warrant is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

This Amendment No. 1 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. The Reporting Persons are the beneficial owners for Exxon Mobil Corporation, of 22,520,366 shares of Common Stock, and for ExxonMobil Renewables LLC, of 16,020,366 shares of Common Stock. Such number of shares of Common Stock represent 34.8% and 27.5% respectively of the shares of Common Stock outstanding based on 42,273,933 shares of Common Stock issued and outstanding as of May 13, 2022, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission by the Issuer on May 16, 2022.

(b) For information on the Reporting Persons’ powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Schedule 13D.

(c) Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 1 amends and supplements Item 6 of the Original Schedule 13D as follows:

(1) The following new paragraphs are added after the paragraphs under the caption “Securities Purchase Agreement” and before the paragraphs under the caption “Warrant and Tranche II Warrant”:

Transaction Agreement

On August 5, 2022, the Issuer entered into a Transaction Agreement (the “Transaction Agreement”) with ExxonMobil Renewables and ExxonMobil Oil Corporation. Pursuant to the Warrant dated August 5, 2022 issued by the Company in connection with the Transaction Agreement, the Issuer agreed, among other things, to issue to ExxonMobil Renewables LLC Warrants (the “Tranche III Warrants”) for 2,489,643 shares of Common Stock in connection with certain amendments to the Product Off-Take Agreement dated effective April 10, 2019 (as amended), entered into between a subsidiary of the Issuer and ExxonMobil Oil Corporation and certain amendments to the Term Purchase Agreement dated effective April 21, 2021 (as amended), entered into between a subsidiary of the Issuer and ExxonMobil Oil Corporation.

CUSIP No. 378989206	SCHEDULE 13D/A	Page 4 of 5

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by the full text of the Transaction Agreement, which is filed hereto as Exhibit 7.6, and is incorporated herein by reference.

(2) The paragraphs under the caption “Warrant and Tranche II Warrant” are hereby amended and restated in their entirety and the section heading “Warrant and Tranche II Warrant” is hereby renamed “Warrants”:

Warrants

In connection with the sale of the Series C Preferred Stock under the Purchase Agreement, on the Closing Date on February 23, 2022, the Issuer issued the Warrant and the Tranche II Warrant to ExxonMobil Renewables pursuant to warrant certificates.

The Warrant has a per share exercise price of $2.25 and the right to be exercised for cash or by means of cashless exercise. The Warrant is exercisable immediately. In connection with the amendments to the Product Off-Take Agreement and Term Purchase Agreement and pursuant to the Transaction Agreement, the term of the Warrant was extended so that it now expires on December 23, 2028, unless such day is not a business day, then the next preceding business day.

The Tranche II Warrant entitles ExxonMobil Renewables to purchase up to 6,500,000 shares of Common Stock. The Tranche II Warrant, however, cannot be exercised until the earlier of (i) the date on which ExxonMobil Oil Corporation, a wholly-owned subsidiary of Exxon Mobil Corporation, extends the term of its Product Off-Take Agreement dated effective April 10, 2019 (as amended), entered into between a subsidiary of the Issuer and ExxonMobil Oil Corporation, and (ii) a change of control or sale of the Issuer, or the dissolution of the Issuer. Pursuant to the Transaction Agreement, the exercise price of the Tranche II Warrant was changed from $3.75 per share to $2.25 per share, and the term was extended so that it now expires on December 23, 2028, or if such day is not a business day, then the next preceding business day.

The Tranche III Warrants (issued to ExxonMobil Renewables LLC as described above) are immediately exercisable, have an exercise price of $2.25 per share, and expire on December 23, 2028.

The foregoing description of the Warrant, the Tranche II Warrant and the Tranche III Warrant does not purport to be complete and is qualified in its entirety by the full text of the applicable Warrant, which are filed hereto as Exhibit 7.2, 7.3 and 7.7, respectively, and are incorporated herein by reference.

Registration Rights Agreement

On August 5, 2022, the Issuer and ExxonMobil Renewables entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, ExxonMobil Renewables will have certain demand, “piggyback” and other registration rights. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 7.8, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.6	Transaction Agreement, dated August 5, 2022, by and among Global Clean Energy Holdings, Inc., ExxonMobil Oil Corporation and ExxonMobil Renewables LLC.
Exhibit 7.7	Warrant dated August 5, 2022 issued by the Company to ExxonMobil Renewables LLC
Exhibit 7.8	Registration Rights Agreement dated August 5, 2022, between Global Clean Energy Holdings, Inc. and ExxonMobil Renewables LLC.

CUSIP No. 378989206	SCHEDULE 13D/A	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 9, 2022

EXXONMOBIL RENEWABLES LLC By: Exxon Mobil Corporation Its: Sole Member

By:	/s/ James M. Spellings, Jr.
	Name:	James M. Spellings, Jr.
	Title:	Vice President, Treasurer and General Tax Counsel of Exxon Mobil Corporation

EXXON MOBIL CORPORATION

By:	/s/ James M. Spellings, Jr.
	Name:	James M. Spellings, Jr.
	Title:	Vice President, Treasurer and General Tax Counsel of Exxon Mobil Corporation